Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – March 3, 2010

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Common Shareholders of Royal Bank of Canada held on March 3, 2010. Full details of these matters are set out in the Notice of Meeting and Management Proxy Circular issued in connection with this meeting, which is available at www.rbc.com/investorrelations.

1.	Election of Directors

On a vote by ballot, each of the following 15 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

W. Geoffrey Beattie	633,429,669	92.38%	52,220,618	7.62%

Douglas T. Elix	608,773,930	88.79%	76,872,860	11.21%

John T. Ferguson	606,944,533	88.52%	78,707,484	11.48%

Paule Gauthier	635,134,819	92.63%	50,515,468	7.37%

Timothy J. Hearn	635,932,643	92.75%	49,716,962	7.25%

Alice D. Laberge	636,593,324	92.85%	49,057,283	7.15%

Jacques Lamarre	633,753,664	92.43%	51,896,943	7.57%

Brandt C. Louie	608,998,020	88.82%	76,651,507	11.18%

Michael H. McCain	619,778,275	90.39%	65,865,599	9.61%

Gordon M. Nixon	635,513,126	92.69%	50,136,733	7.31%

David P. O’Brien	608,215,495	88.71%	77,436,840	11.29%

J. Pedro Reinhard	634,694,186	92.57%	50,955,419	7.43%

Edward Sonshine	632,928,468	92.31%	52,721,937	7.69%

Kathleen P. Taylor	609,885,174	88.95%	75,763,633	11.05%

Victor L. Young	608,609,702	88.76%	77,042,633	11.24%

2.	Appointment of Auditor

On a vote by ballot, Deloitte & Touche LLP was reappointed as the auditor of the Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld

714,108,818	99.36%	4,607,384	0.64%

3.	Advisory resolution to accept the approach to executive compensation disclosed in the Management Proxy Circular.

On a vote by ballot, an advisory resolution was passed to approve the Bank’s approach to executive compensation disclosed in the Management Proxy Circular.

Votes For	% Votes For	Votes Against	% Votes Against
654,865,410	91.12%	63,833,108	8.88%

The outcome of a vote conducted by ballot on each of the following shareholder proposals is set out below.

4.	Shareholder Proposal No. 1 – More nominees than vacancies

Votes For	% Votes For	Votes Against	% Votes Against
27,649,818	4.03%	657,998,305	95.97%

5.	Shareholder Proposal No. 2 – Pay ratios

Votes For	% Votes For	Votes Against	% Votes Against
84,517,993	12.33%	601,136,437	87.67%